December 2, 2010
BY EDGAR AND OVERNIGHT MAIL
Ms. Barbara Jacobs
Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CBaySystems Holdings Limited
Registration Statement on Form S-4
Filed on October 18, 2010
File No. 333-170003
Dear Ms. Jacobs and Ms. Mills-Apenteng:
          This letter is submitted on behalf of CBaySystems Holdings Limited (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on October 18, 2010 (the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated November 12, 2010 (the “Comment Letter”), to Robert Aquilina, President and Chief Executive Officer of the Company. The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 1, which will be marked to show changes from the preliminary prospectus contained in the Registration Statement.
          For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the preliminary prospectus contained in the Registration Statement, and page references in the responses refer to the preliminary prospectus contained in Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General
1.	As applicable, please ensure that all comments issued in connection with your registration statement on Form S-1 (File No. 333-169997) in our letter dated November 12, 2010 are addressed with respect to this registration statement on Form S4.

Response to Comment No. 1

The Company has included in Amendment No. 1 revisions that address all those comments issued in connection with the Company’s registration statement on Form S-1 and which are applicable to the Company’s registration statement on Form S-4.

2.	We note references throughout the prospectus to the tender offer rules applicable to issuer tender offers conducted pursuant to Exchange Act Rule 13e-4. Please revise to reflect that the exchange offer/tender offer by the bidder for the outstanding shares of its less than wholly-owned subsidiary will be a third party tender offer subject to Regulations 14D and 14E of the Exchange Act.

Response to Comment No. 2

In response to the Staff’s comment, the references to Rule 13e-4 have been removed and we have incorporated references to Regulations 14D and 14E of the Exchange Act. See pages 130 and 135.
Special Note Regarding Forward Looking Statements, page 28
3.	We note your disclosure that, “[u]nless otherwise required by law, [you]... disclaim any obligation to update [y]our view of any [ ] risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in th[e] prospectus.” Please revise to clarify that during the pendency of the exchange offer/tender offer, CBaySystems is obligated to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Further, please refrain from including such language in future press releases and filings. Refer to Exchange Act Rule 14d-3(b).

Response to Comment No. 3

In response to the Staff’s comments, the Special Note Regarding Forward Looking Statements on page 36 has been amended.
Annex A
Selected Consolidated Financial and Other Data, page 45
4.	Consolidated financial data does not serve to fully substitute for summarized financial data. Please revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A in the prospectus. Further, because the financial information required by Item 1010(a) and (b) will be incorporated by reference into Schedule TO, all of the summarized financial information required by Item 1010(c) must be disclosed in the prospectus provided to security holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.
Response to Comment No. 4
In response to the Staff’s comments, the Company has amended the Summary section of the preliminary prospectus to include all of the relevant summarized financial information required by Item 1010(c) of Regulation M-A. See pages 15 through 22.
The Exchange Offer, page 33
Purpose and Background of the Exchange Offer, page 33
5.	We note that exchange agreements were entered into on September 30, 2010 with noncontrolling stockholders who hold approximately 13% of outstanding MedQuist Inc. shares. Supplementally advise us of the negotiations that preceded the execution of these agreements to tender. For example, advise us of the total number of persons contacted (i.e., including any persons who chose not to execute an exchange agreement) and whether all persons who executed agreements are accredited investors. Also, please tell us whether you considered if a tender offer had commenced at the time of the negotiation and execution of the exchange agreements. Please refer generally to Compliance and Disclosure Interpretation 139.30 in the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response to Comment No. 5
           As discussed more fully below, a total of five MedQuist Inc. shareholders, each of which is an “accredited investor”, as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, were involved in the negotiations that ultimately led to the execution of the Exchange Agreement; three of these shareholders ultimately determined to enter into the agreement. The Company does not believe that the transactions contemplated by the Exchange Agreement constitute a tender offer. The Company is not relying on Compliance and Disclosure Interpretation 139.30 in the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections (“C&DI 139.30”), because the transactions contemplated by the Exchange Agreement do not constitute a lock-up agreement or an agreement to tender shares into the Registered Exchange Offer. The Private Exchange is a private transaction separate from and not dependent on the registered transaction which is the subject of the Registration Statement.
           After the Company acquired its majority interest in MedQuist Inc. in August 2008, the Company’s management and directors considered how consolidating the operations of the Company and MedQuist Inc. might allow the combined company to better capitalize on its underlying technology, healthcare domain expertise and long-term customer relationships. From time to time, a number of potential transactions were considered, the particular structures and terms of which varied over time. The Company and MedQuist Inc. periodically discussed certain of these matters with a limited number of MedQuist Inc.’s significant minority shareholders, including the shareholders who ultimately entered into the Exchange Agreement, pursuant to written non-disclosure agreements.
           In March 2010, the Company and MedQuist Inc. entered into a new non-disclosure agreement with Costa Brava Partnership III, L.P. (“Costa Brava”), the largest minority shareholder of MedQuist Inc.

Costa Brava is an institutional accredited investor which holds approximately 6.5% of MedQuist Inc.’s outstanding common stock. Subsequently, Peter Berger and Frank Baker, each a member of the board of directors of the Company and of MedQuist Inc., spoke with representatives of Costa Brava on numerous occasions to discuss and negotiate a potential exchange by Costa Brava of its MedQuist Inc. shares for shares of the Company’s common stock, including the conditions that Costa Brava would require in order to agree to such an exchange and potential financing transactions and other factors that could impact the valuations used as the basis for any such exchange. These discussions continued over the ensuing months, at times including Simpson Thacher & Bartlett LLP, as counsel to the Company, and Ropes & Gray LLP, as counsel to Costa Brava.
          In May and June of 2010, the Company and MedQuist Inc. entered into non-disclosure agreements with Black Horse Capital Management LLC (“Black Horse”), Newcastle Partners, L.P. (together with its affiliate, American Hallmark Insurance Company of Texas, “Newcastle”), Greenwood Capital Limited Partnership and Kahn Brothers Advisors LLC, direct or indirect minority shareholders of MedQuist Inc. that hold approximately 3.1%, 3.0%, 1.2% and 2.4%, respectively, of MedQuist Inc.’s outstanding common stock, following which discussions occurred from time to time with respect to these investors’ potential willingness to exchange their MedQuist Inc. shares for Company shares. In early August 2010, Costa Brava, Newcastle and Black Horse indicated to the Company their willingness to exchange their MedQuist Inc. shares for Company shares, conditioned on, among other things, the payment of a pro rata dividend to all MedQuist Inc. shareholders of at least $4.70 per share, the redomiciliation of the Company in Delaware, the listing of the Company’s common stock on NASDAQ and the maximum amount of indebtedness of the Company (excluding MedQuist Inc.) and of MedQuist Inc. Negotiations continued throughout August 2010 and September 2010 and, on September 30, 2010, the Company entered into the Exchange Agreement with Costa Brava, Newcastle and Black Horse.
          At the time of the negotiation and execution of the Exchange Agreement, the Company did not (and does not now) consider a tender offer to have commenced in light of the limited number of investors contacted, the fact that these investors are accredited investors, the extensive nature of negotiations over the terms and conditions of the Exchange Agreement, the fact that only three investors collectively holding less than 13% of MedQuist Inc.’s outstanding common stock entered into the Exchange Agreement and the specific terms and conditions of the Exchange Agreement negotiated with the particular investors. The transactions contemplated by the Exchange Agreement do not involve an active or widespread solicitation of MedQuist Inc. shareholders, the agreement was heavily negotiated with the individual shareholders who entered into the agreement, and the transactions contemplated by the agreement are not conditioned upon the tender of a fixed number of MedQuist Inc. shares by persons who are not parties to the Exchange Agreement, are not an offer to persons who are not parties to the Exchange Agreement open for a fixed time frame, do not pressure MedQuist Inc. shareholders who are not parties to the Exchange Agreement to respond or participate and do not involve the public announcement of a purchase program in respect of MedQuist Inc.’s shares. The purchases contemplated by the Exchange Agreement are limited to shares owned by the three shareholders who entered into the Exchange Agreement.
          With respect to C&DI 139.30, the transactions contemplated by the Exchange Agreement are not part of the Registered Exchange Offer, which is the subject of the Registration Statement. The transactions contemplated by the Exchange Agreement are not conditioned on the commencement or completion of the Registered Exchange Offer and the MedQuist Inc. shareholders who are parties to the Exchange Agreement are not obligated to participate in the Registered Exchange Offer. Accordingly, the Company has not relied on C&DI 139.30 in connection with the transactions contemplated by the Exchange Agreement.
Conditions of the Exchange Offer, page 35
6.	Refer to the penultimate paragraph of this section relating to your failure to exercise the right to waive an offer condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).

Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re- circulate new disclosure to stockholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
Response to Comment No. 6
The Company confirms its understanding of the Staff’s comment.
7.	Please refer to our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should promptly inform stockholders how it intends to proceed, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response to Comment No. 7

The Company confirms its understanding of the Staff’s comment.
Future Purchases, page 41
8.	Please confirm your understanding of the potential applicability of the tender offer rules to the proposed future purchases of shares of MedQuist Inc. by the company and/or its affiliates and such persons’ obligations to comply with Regulations 14D and 14E, as may be necessary.

Response to Comment No. 8

The Company confirms its understanding of the Staff’s comment.
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          The company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call D. Rhett Brandon at 212-455-3615 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, SIMPSON THACHER & BARTLETT LLP

cc:	CBaySystems Holdings Limited Robert Aquilina White & Case LLP Colin Diamond